                             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                          Washington, D.C. 20549

                                               SCHEDULE 13D

                                Under the Securities Exchange Act of 1934
                                            (Amendment No. __)

                                   ACCEPTANCE INSURANCE COMPANIES INC.
                                             (Name of Issuer)

                                      Common Stock, $0.40 par value
                                      (Title of Class of Securities)

                                                68417-60-0
                                              (CUSIP Number)

                                              John P. Nelson
                                            344 Kenmore Avenue
                                         Council Bluffs, IA 51503
                                              (402) 964-5401

                                             with a copy to:

                                            John S. Zeilinger
                                            1500 Woodmen Tower
                                             Omaha, NE 68102
                                              (402) 341-0500
                       (Name, Address and Telephone Number of Person Authorized to
                                   Receive Notices and Communications)

                                             August 15, 2001
                         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO. 68417-60-0

1.       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)

         John P. Nelson

2.       Check the Appropriate Box if a Member of A Group                       (a)     [ X ]
                                                                                (b)     [   ]

3.       SEC Use Only

4.       Source of Funds

5.       Check Box If  Disclosure  of Legal  Proceedings  Is  Required  Pursuant  To Items  2(d) or
         2(e) [ ]

6.       Citizenship Or Place of Organization
         United States of America

                                             7.      Sole Voting Power
         Number Of                                   12
         Shares                              8.      Shared Voting Power
         Beneficially                                0
         Owned By                            9.      Sole Dispositive Power
         Each Reporting                              12
         Person With                         10.     Shared Dispositive Power
                                                     0

11.      Aggregate Amount Beneficially Owned By Each Reporting Person
         12

12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares  [    ]

13.      Percent of Class Represented By Amount In Row (11)
         0.00008%

14.      Type Of Reporting Person
         Corporation - IN

CUSIP NO. 68417-60-0

1.       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)

         Nelson Investment Company of Council Bluffs
         I.R.S. Identification No.: 42-1189819

2.       Check the Appropriate Box if a Member of A Group                       (a)     [ X ]
                                                                                (b)     [   ]

3.       SEC Use Only

4.       Source of Funds*

5.       Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)  [   ]

6.       Citizenship Or Place of Organization
         Iowa

                                    7.      Sole Voting Power
Number Of                                   0
Shares                              8.      Shared Voting Power
Beneficially                                0
Owned By                            9.      Sole Dispositive Power
Each Reporting                              0
Person With                         10.     Shared Dispositive Power
                                            0

11.      Aggregate Amount of Beneficially Owned By Each Reporting Person
         0

12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares     [    ]

13.      Percent of Class Represented By Amount In Row (11)
         0%

14.      Type Of Reporting Person
         Individual - CO

CUSIP NO. 68417-60-0

1.       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)

         Anne T. Nelson

2.       Check the Appropriate Box if a Member of A Group                       (a)     [ X ]
                                                                                (b)     [   ]

3.       SEC Use Only

4.       Source of Funds*

5.       Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)  [   ]

6.       Citizenship Or Place of Organization
         United States of America

                                    7.      Sole Voting Power
Number Of                                    0
Shares                              8.      Shared Voting Power
Beneficially                                 0
Owned By                            9.      Sole Dispositive Power
Each Reporting                               0
Person With                         10.     Shared Dispositive Power
                                             0

11.      Aggregate Amount of Beneficially Owned By Each Reporting Person
         0

12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares     [    ]

13.      Percent of Class Represented By Amount In Row (11)
         0%

14.      Type Of Reporting Person
         Individual - IN

CUSIP NO. 68417-60-0

1.       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)

         Ruth T. Nelson

2.       Check the Appropriate Box if a Member of A Group                       (a)     [ X ]
                                                                                (b)     [   ]

3.       SEC Use Only

4.       Source of Funds*

5.       Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)  [   ]

6.       Citizenship Or Place of Organization
         United States of America

                                    7.      Sole Voting Power
Number Of                                    0
Shares                              8.      Shared Voting Power
Beneficially                                 0
Owned By                            9.      Sole Dispositive Power
Each Reporting                               0
Person With                         10.     Shared Dispositive Power
                                             0

11.      Aggregate Amount of Beneficially Owned By Each Reporting Person
         0

12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares     [    ]

13.      Percent of Class Represented By Amount In Row (11)
         0%

14.      Type Of Reporting Person
         Individual - IN

CUSIP NO. 68417-60-0

1.       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)

         Mary E. Nelson

2.       Check the Appropriate Box if a Member of A Group                       (a)     [ X ]
                                                                                (b)     [   ]

3.       SEC Use Only

4.       Source of Funds*

5.       Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)  [   ]

6.       Citizenship Or Place of Organization
         United States of America

                                    7.      Sole Voting Power
Number Of                                   0
Shares                              8.      Shared Voting Power
Beneficially                                0
Owned By                            9.      Sole Dispositive Power
Each Reporting                              0
Person With                         10.     Shared Dispositive Power
                                            0

11.      Aggregate Amount of Beneficially Owned By Each Reporting Person
         0

12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares     [    ]

13.      Percent of Class Represented By Amount In Row (11)
         0%

14.      Type Of Reporting Person
         Individual - IN

CUSIP NO. 68417-60-0

1.       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)

         Howard H. Nelson

2.       Check the Appropriate Box if a Member of A Group                       (a)     [ X ]
                                                                                (b)     [   ]

3.       SEC Use Only

4.       Source of Funds*

5.       Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)  [   ]

6.       Citizenship Or Place of Organization
         United States of America

                                    7.      Sole Voting Power
Number Of                                   0
Shares                              8.      Shared Voting Power
Beneficially                                0
Owned By                            9.      Sole Dispositive Power
Each Reporting                              0
Person With                         10.     Shared Dispositive Power
                                            0

11.      Aggregate Amount of Beneficially Owned By Each Reporting Person
         0

12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares     [    ]

13.      Percent of Class Represented By Amount In Row (11)
         0%

14.      Type Of Reporting Person
         Individual - IN

CUSIP NO. 68417-60-0

1.       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)

         Katherine A. Nelson Trust

2.       Check the Appropriate Box if a Member of A Group                       (a)     [ X ]
                                                                                (b)     [   ]

3.       SEC Use Only

4.       Source of Funds*

5.       Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)  [   ]

6.       Citizenship Or Place of Organization
         United States of America

                                    7.      Sole Voting Power
Number Of                                    0
Shares                              8.      Shared Voting Power
Beneficially                                 0
Owned By                            9.      Sole Dispositive Power
Each Reporting                               0
Person With                         10.     Shared Dispositive Power
                                             0

11.      Aggregate Amount of Beneficially Owned By Each Reporting Person
         0

12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares     [    ]

13.      Percent of Class Represented By Amount In Row (11)
         0%

14.      Type Of Reporting Person
         Individual - OO

CUSIP NO. 68417-60-0

1.       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)

         KAN Co., L.L.C.
         I.R.S. Identification No.:  42-1463021

2.       Check the Appropriate Box if a Member of A Group                       (a)     [ X ]
                                                                                (b)     [   ]

3.       SEC Use Only

4.       Source of Funds*

5.       Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)  [   ]

6.       Citizenship Or Place of Organization
         Iowa

                                    7.      Sole Voting Power
Number Of                                    0
Shares                              8.      Shared Voting Power
Beneficially                                 0
Owned By                            9.      Sole Dispositive Power
Each Reporting                               0
Person With                         10.     Shared Dispositive Power
                                             0

11.      Aggregate Amount of Beneficially Owned By Each Reporting Person
         0

12.     Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares     [    ]

13.      Percent of Class Represented By Amount In Row (11)
         0%

14.      Type Of Reporting Person
         Individual - OO

CUSIP NO. 68417-60-0

1.       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)

         MOL Co., L.L.C.
         I.R.S. Identification No.: 42-1463022

2.       Check the Appropriate Box if a Member of A Group                       (a)     [ X ]
                                                                                (b)     [   ]

3.       SEC Use Only

4.       Source of Funds*

5.       Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)  [   ]

6.       Citizenship Or Place of Organization
         Iowa

                                    7.      Sole Voting Power
Number Of                                    0
Shares                              8.      Shared Voting Power
Beneficially                                 0
Owned By                            9.      Sole Dispositive Power
Each Reporting                               0
Person With                         10.     Shared Dispositive Power
                                             0

11.      Aggregate Amount of Beneficially Owned By Each Reporting Person
         0

12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares     [    ]

13.      Percent of Class Represented By Amount In Row (11)
         0%

14.      Type Of Reporting Person
         Individual - OO

Item 1.   Security and Issuer.

Common Stock, par value $.40, (the "Common Stock"), Acceptance Insurance Companies, Inc. (the "Issuer"), 222 South 15th Street, Suite 600 North, Omaha, Nebraska 68102.

Item 2.   Identity and Background.

This statement is being filed by John P. Nelson, Nelson Investment Company of Council Bluffs, Anne T. Nelson, The Katherine A. Nelson Trust, KAN Co, LLC, MOL Co., LLC, Ruth T. Nelson, Mary E. Nelson and Howard E. Nelson (the "Reporting Group") who in the aggregate owned beneficially more than 5% of the Common Stock when acting as a group solely in connection with the disposition of their respective shares of Common Stock.

John P. Nelson is an individual with a business address at Silverstone Group, 11516 Miracle Hills Drive, Suite 102, Omaha, Nebraska 68154. His present principal business occupation is Chairman of Silverstone Group, an insurance agency. He is a United States citizen.

Nelson Investment Company of Council Bluffs is an Iowa corporation with its principal business address at 344 Kenmore Avenue, Council Bluffs, Iowa, 51503. This corporation is a family owned investment company.

Anne T. Nelson is an individual with a residential address at 344 Kenmore Avenue, Council Bluffs, Iowa, 51503. Her present principal occupation is a homemaker, at the foregoing address. She is a United States citizen.

The Katherine A. Nelson Trust was created under the laws of the State of Iowa. The address of the grantor of the trust, Katherine A. Nelson, is 5616 Chadwick Road, Fairway, Kansas 66205. She and John P. Nelson are the trustees of the trust. Katherine A. Nelson's present principal occupation is a homemaker, at the foregoing address. She is a United States citizen.

KAN CO, LLC is an Iowa limited liability company with its principal business address at 344 Kenmore Avenue, Council Bluffs, Iowa, 51503. This company is an investment company.

MOL CO, LLC is an Iowa limited liability company with its principal business address at 344 Kenmore Avenue, Council Bluffs, Iowa, 51503. This company is an investment company.

Ruth T. Nelson is an individual with a residential address at 84 Hillsdale Drive, Council Bluffs, Iowa 51503. She is not currently employed. She is a United States citizen.

Mary E. Nelson is an individual with a residential address at 119 South Bundy Drive, Los Angeles, California 90049. She is currently a full-time student and is a citizen of the United States.

Howard H. Nelson is an individual with a residential address at 84 Hillsdale Drive, Council Bluffs, Iowa 51503. He is not currently employed and he is a United States citizen.

During the last five years, none of the individuals, trusts or entities comprising the Reporting Group nor (as applicable) their respective officers, directors or controlling persons has been involved in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of the foregoing been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he/it has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Not applicable. See Item 5.

Item 4.   Purpose of Transaction.

This statement is being filed to report the disposition of beneficial ownership of 812,310 shares of Common Stock held by the Reporting Group to McCarthy Group, Inc. on August 15, 2001.

Item 5.   Interest in Securities of the Issuer.

(a)      Prior to the disposition of shares described below, the Reporting Group beneficially owned 812,310, shares of Common Stock, or 5.7% of the outstanding shares of Issuer, based on the number of outstanding shares of the Issuer as reported in its most recent Quarterly Report on Form 10-Q. John P. Nelson continues to own and have sole voting and dispositive power over 12 shares of Common Stock which are held in the Issuer's Employee Stock Ownership Plan.

(b)      Not applicable.

(c)       On August 15, 2001, the Reporting Group disposed of Common Stock in a private transaction as follows:

     Name of Seller           Name of Purchaser           Date Sold           Shares Sold        Price Per Share

John P. Nelson                       MGI             August 15, 2001            261,426               $5.0527

Nelson Investment                    MGI             August 15, 2001            117,540               $5.0527
Company of Council
Bluffs

Anne T. Nelson                       MGI             August 15, 2001              4,500               $5.0527

Ruth T. Nelson                       MGI             August 15, 2001            135,300               $5.0527

Mary E. Nelson                       MGI             August 15, 2001              4,500               $5.0527

Howard H. Nelson                     MGI             August 15, 2001            185,344               $5.0527

The Katherine A. Nelson              MGI             August 15, 2001              3,700               $5.0527
Trust

KAN Co., LLC                         MGI             August 15, 2001             50,000               $5.0527

MOL Co., LLC                         MGI             August 15, 2001             50,000               $5.0527

TOTAL                                ---                     ---                812,310                ---

(d)       Not applicable.

(e)      The Reporting Group, and each individual and entity comprising the Reporting Group, ceased to be the beneficial owner of any shares of Common Stock effective August 15, 2001, with the exception of John P. Nelson who continues to own the 12 shares of Common Stock which are held by the Issuer's Employee Stock Ownership Plan and is less than 5% of the Common Stock of the Issuer.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.      Material to be Filed as Exhibits.

The Joint Filing Agreement for the Reporting Group is attached to this Schedule 13D as Exhibit A.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    August 22, 2001

John P. Nelson	Mary E. Nelson
John P. Nelson	Mary E. Nelson

Ruth H. Nelson	H.H. Nelson
Ruth H. Nelson	H. H. Nelson

Nelson Investment Company of Council Bluffs, an Iowa corporation	KAN Co., L.L.C., an Iowa limited liability company
By: H.H. Nelson	By: John P. Nelson
Its: President	Its: President

Anne T. Nelson	MOL Co., L.L.C., an Iowa limited liability company
Anne T. Nelson	By: John P. Nelson
Its: President
John P. Nelson
John P. Nelson, Trustee of the Katherine A. Nelson Trust
Katherine A. Nelson
Katherine A. Nelson, Trustee of the Katherine A. Nelson Trust

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing, with all other group members comprising the Reporting Group (as such term is defined in the Schedule 13D referred to below) on behalf of each of them, of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.40 per share, of Common Stock of Acceptance Insurance Companies, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 15th day of August, 2001.

John P. Nelson	Mary E. Nelson
John P. Nelson	Mary E. Nelson

Ruth H. Nelson	H.H. Nelson
Ruth H. Nelson	H. H. Nelson

Nelson Investment Company of Council Bluffs, an Iowa corporation	KAN Co., L.L.C., an Iowa limited liability company
By: H.H. Nelson	By: John P. Nelson
Its: President	Its: President

Anne T. Nelson	MOL Co., L.L.C., an Iowa limited liability company
Anne T. Nelson	By: John P. Nelson
Its: President
John P. Nelson
John P. Nelson, Trustee of the Katherine A. Nelson Trust
Katherine A. Nelson
Katherine A. Nelson, Trustee of the Katherine A. Nelson Trust